INNOVATIVE CARD TECHNOLOGIES, INC.
11601 Wilshire Boulevard, Suite 2160
Los Angeles, California 90025

September 29, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:	Innovative Card Technologies, Inc.
Registration Statement on Form SB-2
File No. 333-137032

Ladies and Gentlemen:

Innovative Card Technologies, Inc. (the “Company”) hereby requests that the Commission take appropriate action to cause the above-referenced registration statement on Form SB-2 to become effective on October 3, 2006 at 2pm Washington, D.C. time.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INNOVATIVE CARD TECHNOLOGIES, INC.

By:	/s/ Bennet Price-Lientz Tchaikovsky
Bennet Price-Lientz Tchaikovsky
Chief Financial Officer